Exhibit 99.1

Zhihu Inc. Appoints New Chief Financial Officer

BEIJING, February 19, 2024—Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), a leading online content community in China, today announced the appointment of Mr. Han Wang as the chief financial officer of the Company, effective immediately. Mr. Henry Dachuan Sha resigned as a director and the chief financial officer and is appointed as the chief investment officer of the Company, effective immediately.

“Mr. Wang has extensive experience in finance and capital markets, and we are delighted to welcome Mr. Wang to our management team and expect his impressive experience and capabilities to help us in our next stage of growth,” said Mr. Yuan Zhou, chairman of the board and chief executive officer of the Company. “Meanwhile, on behalf of our board and the management team, I would like to thank Henry for his service as a director and the chief financial officer.”

“I am very excited to join Zhihu. I look forward to working with the board and management team to drive Zhihu’s further growth,” said Mr. Wang.

Prior to joining the Company, from 2020 to 2023, Mr. Wang was with Access Technology Ventures, a global investment platform under Access Industries, Inc., the private holding company and investment firm founded by businessman and philanthropist Len Blavatnik. Prior to that, he held senior positions at leading investment firms, including at Hillhouse Capital as a Vice President between 2018 and 2020, and at Legend Capital as a Director from 2015 to 2018. Mr. Wang received a bachelor’s degree in communication engineering from Beijing University of Posts and Telecommunications in China in 2012.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

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